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July 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Christina Chalk

Re:	AvidXchange Holdings, Inc.
Schedule 13E-3 filed June 18, 2025
Filed by Corpay, Inc., et al.
SEC File No. 5-93349

Ladies and Gentlemen:

I am writing on behalf of AvidXchange Holdings, Inc. (“AvidXchange” or the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated July 3, 2025 (the “Comment Letter”) with respect to the preliminary proxy statement on Schedule 14A filed with the Commission on June 17, 2025 (the “Preliminary Proxy”) and Schedule 13E-3 filed with the Commission on June 18, 2025 (the “Schedule 13E-3”). This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, AvidXchange is filing Amendment No. 1 to the Preliminary Proxy (the “Amended Preliminary Proxy”), and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Preliminary Proxy and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff in the Comment Letter and the updating of certain other information.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Preliminary Proxy and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Preliminary Proxy and the Amended Schedule 13E-3, as applicable.

July 16, 2025

Schedule 13E-3 filed June 18, 2025; PREM14A filed June 17, 2025

General

1.
Please revise the disclosure document to add a “Special Factors” section at the front of the document, which should include the information called for Items 7, 8, and 9 of Schedule 13E-3. See Rule 13e-3(e)(1)(ii).

Response: The Company acknowledges the Staff’s comment and in response has retitled the section entitled “THE MERGER” in the Preliminary Proxy to “SPECIAL FACTORS” in the Amended Preliminary Proxy, which includes the information called for in Items 7, 8, and 9 of Schedule 13E-3, and moved such section to the front of the Amended Preliminary Proxy.  The Company has also retitled the captions entitled “THE MERGER” in the Schedule 13E-3 to “SPECIAL FACTORS” in the Amended Schedule 13E-3.

Rollover Shares, page 7

2.	For each Rollover Stockholder, state the percentage of equity each currently owns in the Company and the percentage each will own in the surviving entity after the Merger.

Response:  The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 7 and 93 of the Amended Preliminary Proxy to provide, for each Rollover Stockholder, the percentage of equity currently owned in the Company as of June 30, 2025, and the percentage of equity to be owned in the surviving entity after the Merger.

3.
In your response letter, explain why officers and directors who are Rollover Stockholders (other than Mr. Praeger) have not been included as filers on the Schedule 13E-3. Your analysis should include the percentage of equity each will hold before and after the Merger, and any enhanced terms of their employment or compensation packages post-Merger.

Response:  The Company acknowledges the Staff’s comment and in response respectfully advises the Staff that the Company considered the issue of whether each of Michael Praeger, Joel Wilhite, Angelic Gibson, Dan Drees and Ryan Stahl (each, a “Management Rollover Stockholder” and collectively, the “Management Rollover Stockholders”) should be a filing person for Schedule 13E-3. Following its analysis of the relevant considerations, the Company concluded that none of the Management Rollover Stockholders (other than Mr. Praeger) is “engaged” in the pending take private transaction within the meaning of Rule 13e-3 and therefore should not be filing persons for Schedule 13E-3. For the avoidance of doubt, other than Mr. Praeger, there are no directors of the Company that are Rollover Stockholders.

July 16, 2025

As noted in Rule 13e-3 Compliance & Disclosure Interpretation 201.05 issued by the Commission’s Division of Corporation Finance on January 26, 2009, whether members of senior management, such as the Management Rollover Stockholders, are deemed to be engaged in the transaction is dependent on the facts and circumstances of the transaction. Relevant factors include whether members of senior management of the company going private will ultimately hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”). The Staff considers these factors to assess whether senior management is essentially “on both sides” of the Rule 13e-3 transaction. Furthermore, Rule 13e-3 Compliance & Disclosure Interpretation 201.01, which also addresses the status of members of senior management as filing persons, states that additional factors to consider in assessing whether management is engaged in a Rule 13e-3 transaction include increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and representation of management on the board of the acquiror.

As disclosed in the initial Preliminary Proxy, each of the Management Rollover Stockholders entered into a rollover agreement (the “Management Rollover Agreements”) with Holdings and Topco pursuant to which each Management Rollover Stockholder will, immediately prior to the Effective Time, contribute, transfer and assign to Holdings certain shares of Company Common Stock held by such Management Rollover Stockholder in exchange for Holdings Shares, and each Management Rollover Stockholder will immediately thereafter contribute the Holdings Shares to Topco in exchange for Topco issuing newly issued units of Topco to such Management Rollover Stockholder, in each case, in accordance with the terms of the Management Rollover Agreements.

Each of the Management Rollover Stockholders (other than Mr. Praeger) currently beneficially owns less than 1.0% of the outstanding shares of the Company. Upon the effectiveness of the pending take private transaction, after giving effect to the conversion of each Management Rollover Stockholder’s equity interests in the Company (other than the Rollover Shares) into the right to receive the applicable Merger Consideration pursuant to the terms of the Merger Agreement and the applicable Management Rollover Agreement, each Management Rollover Stockholder (other than Mr. Praeger) is expected to beneficially own less than 0.75% of the outstanding equity interests of Topco immediately following the completion of the Merger by virtue of the conversion of his or her Rollover Shares into Topco equity interests. Each of the Management Rollover Stockholders has the right to elect (prior to the Closing) to receive their retention awards in the form of Topco equity interests as opposed to cash and to have their Unvested Company RSU Awards converted into Rollover RSU Awards, as further described below, although no elections have been made to date. As illustrated in the table below, even if the retention awards and Unvested Company RSU Awards were settled 100% in the form of Topco equity interests, none of Messrs. Wilhite, Drees and Stahl or Ms. Gibson will beneficially own more than 0.75% of the outstanding equity interests of Topco immediately following the completion of the Merger.

July 16, 2025

The following table sets forth the ownership percentage based on the beneficial ownership of the Company’s outstanding shares for each Rollover Stockholder as of June 30, 2025, prior to completion of the Merger and in Topco immediately following the completion of the Merger, both exclusive and inclusive of retention awards and Rollover RSU Awards:

	% Ownership Prior to the Merger	% Ownership After the Merger
		Exclusive of Retention Awards and Rollover RSU Awards[1]	Inclusive of Retention Awards and Rollover RSU Awards[2]
CEO Rollover Filing Parties	7.1%	7.96%	8.78%
Dan Drees	0.6%	0.14%	0.61%
Joel Wilhite	0.6%	0.02%	0.45%
Angelic Gibson	0.4%	0.04%	0.37%
Ryan Stahl	0.3%	0.07%	0.36%

1
The percentages provided assume that each Rollover Stockholder elects to receive his or her retention awards in cash and does not receive any Rollover RSU Awards, and that no Topco equity interests will be issued in respect thereof.

2
The percentages provided assume that each Rollover Stockholder elects to receive 100% of his or her retention award and Rollover RSU Awards in the form of Topco equity interests. None of the Rollover Stockholders have made any election to date.

Therefore, under either scenario, no Management Rollover Stockholder (other than Mr. Praeger) will hold a material amount of the Surviving Corporation’s equity or voting securities and will not have the ability to control the Surviving Corporation through share ownership.

With the exception of Mr. Praeger, no Management Rollover Stockholder will have any contractual right to occupy a seat on the board of directors of Topco. The Merger Agreement provides, unless otherwise determined by Parent prior to the Effective Time, that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation. Each Management Rollover Stockholder is expected to remain as an officer of the Surviving Corporation in substantially the same position as he or she is currently employed by the Company, with the same reporting relationships, and substantially the same terms of employment; however, the continued employment or service of each Management Rollover Stockholder is not guaranteed by contract or otherwise and their employment with the Surviving Corporation will remain at-will. No Management Rollover Stockholder should be deemed to be in a position of control of the Surviving Corporation or Topco based on his or her employment relationship or officer position alone.

Further, none of the Management Rollover Stockholders (other than Mr. Praeger) directed or controlled the negotiation of the material terms, discussion, or planning of the proposed Merger and the other Transactions on behalf of the Company. To the contrary, each Management Rollover Stockholder supported the Board and the Transaction Committee solely in his or her capacity as an officer of the Company and as employees discussing and negotiating the terms with the Company and Parent of the Management Rollover Agreements, retention bonuses and participation in a potential management incentive plan to be established following the Closing for employees of the Surviving Corporation generally, including the Management Rollover Stockholders.

July 16, 2025

Employees of the Company, including the Management Rollover Stockholders, may participate in certain transaction-based or post-Closing compensation arrangements implemented by Topco.  Please find below a description of the retention awards implemented by the Company, potential management incentive plan to be established following the Closing for employees of the Surviving Corporation and other arrangements in connection with the Merger and the other Transactions in which the Management Rollover Stockholders may participate. Given Mr. Praeger is a filing person, any additional arrangements in which he will participate that differ from those of the other Management Rollover Stockholders are not listed below but are described in the initial Preliminary Proxy.

•
Retention Awards: The Company’s executive officers, which includes the Management Rollover Stockholders, are expected to receive retention awards in connection with the Merger, which may be paid in cash or, at the election of the executive, in the form of equity interests in Topco. To the extent the retention awards are paid in the form of equity interests in Topco, as discussed above, such interests are not expected to represent a material ownership interest in Topco.

•
Management Incentive Plan: Topco has agreed to consider establishing a management incentive plan following the Closing, pursuant to which employees of the Surviving Corporation, including the Management Rollover Stockholders, may be eligible to receive equity or equity-based awards out of an award pool of 12% of Topco’s fully diluted equity as of the Closing. No individual allocations have been determined yet and no assurances of awards have been provided.  In addition, any awards under the management incentive plan will only occur in the discretion of Topco following the Closing. The management incentive plan to be implemented by Topco will represent the long-term incentive compensation program post-Closing (with performance-based and time-based awards vesting over multiple years), replacing the Company’s existing equity program due to the take private nature of the transaction, and is expected to be a broad based incentive plan in which a large percentage of the company’s employees is expected to participate.

•
Deferred Compensation Plan: Certain of the Management Rollover Stockholders have account balances under the Company’s deferred compensation plan and, to the extent the Company elects to terminate the deferred compensation plan in connection with the Merger, distributions under this plan will be made in a lump-sum payment within 12 months following such termination. These balances represent compensation previously earned by the Management Rollover Stockholders who have participated in the plan, the receipt of which was deferred for tax planning purposes, and the payment of such balances within 12 months following such termination is mandated by IRS rules in the event of the termination of the plan.

July 16, 2025

•
Annual Bonus: The Merger Agreement includes provisions assuring payment of bonuses under the Company’s 2025 bonus plan and the provision of certain compensation and benefits for a period of up to 12 months (and in the case of severance benefits, 18 months) following the Effective Time, subject to continued employment, in each case, for all continuing employees of the Company, including each Management Rollover Stockholder.

•
Rollover RSU Awards: Our executive officers, which includes the Management Rollover Stockholders, are expected to have the option to elect to enter into an agreement with Topco and Holdings pursuant to which all or a portion of the Unvested Company RSU Awards held by them will be converted into awards settled in equity interests in Topco in lieu of Post-Closing Cash Awards (the “Rollover RSU Awards”). Each Rollover RSU Award will represent a number of Topco restricted common units determined by dividing the aggregate value of the Post-Closing Cash Award which would otherwise have been issued in respect of such Unvested Company RSU Awards pursuant to the Merger Agreement, by the fair market value per Topco unit at the Closing. Such Rollover RSU awards will be subject to the terms and conditions of the corresponding Unvested Company RSU Award (including continued employment through the applicable vesting date to satisfy any time-based vesting conditions and any accelerated vesting as a result of certain qualifying terminations of employment). If any Management Rollover Stockholder elects to receive Rollover RSU Awards, as discussed above, such Rollover RSU Awards would not represent a material ownership interest in Topco.

•
Employment Agreements: Our executive officers, including the Management Rollover Stockholders, are parties to pre-existing arrangements with the Company or its affiliates that provide for severance benefits in the event of certain involuntary terminations of employment. No changes to these agreements are anticipated at this time.

Further, Mr. Praeger is the only Management Rollover Stockholder who serves as a member of the Company’s Board. None of the Management Rollover Stockholders (including Mr. Praeger, who recused himself) participated in the Board’s decision to undertake the pending take private transaction. In addition, no Management Rollover Stockholder was appointed to the Transaction Committee formed by the Board to support a possible sale process of the Company, including reviewing and considering the Merger and the other Transactions.

Based on the facts and circumstances outlined above and consistent with the Staff’s views in applicable Commission guidance, the filing persons respectfully submit that no Management Rollover Stockholder (other than Mr. Praeger) is “engaged” in the proposed transaction in a manner requiring him or her to comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and is therefore not required to be a filing person for purposes of Schedule 13E-3.

July 16, 2025

Recommendation of the Board and Reasons for the Merger, page 54

4.
State the position of the Company with respect to the fairness of the Merger to Unaffiliated Stockholders as a distinct group, as you do for other filing persons on the Schedule 13E-3. See Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

Response:  The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 45 of the Amended Preliminary Proxy to state the position of the Company with respect to the fairness of the Merger to the Unaffiliated Stockholders.

Summary of Preliminary Barclays Presentation, page 66

5.
Please expand the summaries of each of the reports prepared by Barclays included in Exhibits (c)(2) – (12) of the Schedule 13E-3. To the extent that some reports contain similar information to others previously described, you may describe only the material differences in the later reports. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A. Where analyses performed yielded per share values, please include those in your summaries.

Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 58, 59, 60 and 61 of the Amended Preliminary Proxy to expand on the summaries of the January 24, 2025 materials presented to the Transaction Committee, January 31, 2025 materials presented to the Board, February 3, 2025 materials presented to the Transaction Committee, February 3, 2025 materials presented to the Board, March 26, 2025 materials presented to the Board and April 17, 2025 materials presented to the Board. The other materials presented contained no material differences.

December 2024 Forecasts, page 77

6.
Please expand the discussion of the assumptions and underlying limitations on the figures presented here and for the other forecasts included in subsequent sections of the proxy statement. For example, in this section, describe the referenced “assumptions of Company management in late 2024.”

Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 71, 72 and 73 of the Amended Preliminary Proxy to expand on the assumptions and limitations on the figures presented in the section entitled “Special Factors—Certain Financial Forecasts” and for the other forecasts included in subsequent sections of the Amended Preliminary Proxy, as indicated.

Materials Provided to the Company by FTP Partners, page 79

7.
Please expand to explain why “[t]he FTP Discussion Materials were viewed by the Company as having limited relevance and were not relied on by the Company…” In this regard, we note the disclosure that FTP was paid $39 million in fees for its services in connection with the Merger.

Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 64 of the Amended Preliminary Proxy to delete the sentence noted by the Staff. For additional information relating to the relationship between the Company and FT Partners, we refer the Staff to the section entitled “Special Factors—Background of the Merger” in the Amended Preliminary Proxy.

July 16, 2025

8.
We note the disclosure included on pages 73-74. Please expand the summaries of each of the reports prepared by FT Partners that are included in Exhibits (c)(13) – (23) to the Schedule 13E-3. To the extent that some reports contain similar information to others previously described, you may describe only the material differences in the later reports. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A. Where analyses performed yielded per share values, please include those in your summaries. See, for example, slide 29 in Exhibit (c)(17), which includes a DCF Summary and share price of $19.48.

Response:  The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 66, 67 and 68 of the Amended Preliminary Proxy to expand on the summaries of the December 18 Materials, January 10 Materials, February 3 Materials, March 26 Materials, April 1 Materials and May 1 Materials. The other materials presented contained no material differences.

*****

Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (212) 906-1247.

Sincerely,
/s/ David Beller

cc: (via e-mail)

Michael Praeger
Ryan Stahl
AvidXchange Holdings, Inc.

Ian Nussbaum
Cathy Birkeland
Michele Anderson
Latham & Watkins LLP